Exhibit 21.1

Energy Recovery, Inc.

List of Subsidiaries

Company Name	Country/State of Incorporation/Formation
ERI Energy Recovery Ireland Limited	Ireland
Energy Recovery Iberia, S.L.	Spain
Energy Recovery Canada, Corp.	Canada